Exhibit 99.1

 September 2017  FLY LEASING

 DISCLAIMER  Forward-Looking Statements:This presentation contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, including FLY’s inability to achieve its portfolio growth expectations or its failure to achieve the benefits of such growth. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission (the “SEC”) from time to time, including its Annual Report on Form 20-F and its Reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.Notes:All period end figures are as of June 30, 2017 except as otherwise noted. Share repurchase data is as of August 30, 2017.Fleet age and lease term are calculated using the weighted net book value of flight equipment held for operating lease, including maintenance rights and investment in finance lease, at period end.In addition to U.S. GAAP financials, this presentation includes certain non-GAAP financial measures. These non-GAAP financial measures are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with U.S. GAAP. We have provided a reconciliation of those measures to the most directly comparable GAAP measures in the Appendix. For further information, please refer to the earnings press release dated August 10, 2017. Industry sources per IATA.

FLY AT A GLANCE

81 aircraft
$3.0 billion net book value

Young Fleet
6.1 year average age – second youngest of public peers

Long Leases
6.8 year average lease term

Diversified Lessees
Leased to 45 airlines in 29 countries

Prudent Acquisition Strategy
Known parameters, no speculative orders

$290M acquired; $210M+ pipeline identified
2.0 yr average age and 9.7 yr average remaining lease term

Conservative Financing
6.2 years weighted average debt maturity, rates hedged

Lower Debt and SG&A Costs
Recent financings at very competitive rates

Managed by BBAM
Industry leader with nearly 30 year track record

Significant Insider Ownership
14% owned by BBAM shareholders

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FLY Leasing

 Favorable industry fundamentals  Passenger traffic growth is robust • 7.4% forecast in 2017, 7.9% actual through 1H 2017   Strong Global Air Traffic Growth  Airline industry results are positive • Forecast global net profit of $31 billion in 2017  Continued Airline Profitability  Strong demand for aircraft • Created by continuing strong passenger demand  Healthy Demand for Aircraft  Attractive markets for aircraft financing • Ample capacity and attractive rates  Positive Financial Markets

 Significant accomplishments in last two years  Sold 71 older, less profitable aircraft since start of 2015  Selling Older and Under-Performing Aircraft  Invested $1.5 billion in 25 younger aircraft since start of 2015  Reinvesting in Newer, Higher Yielding Aircraft  Repurchased 30% of shares at a 31% discount to Q2 book value since Sept. 30, 2015  Repurchasing Shares at a Discount to Book Value   Reduced management fees and cost of secured debt to less than 4%  Actively Managing Liabilities and Costs

 Meaningful TWO YEAR FLEET transformation  Transformed fleet—Younger, more profitableSecond youngest fleet among public lessors  Average Fleet Age (years)  Average Lease Term (years)  (24%)  31%

   June 30, 2017      June 30, 2015      Aircraft Type  #  Average Age(years)  % NBV  #  Average Age(years)  % NBV  A320 Family  25  8.6  20%  35  8.7  31%  A330 / 340  5  6.4  8%  6  5.9  15%  B737 Family  41  7.4  41%  41  7.4  45%  B747 / 757 / 767  3(1)  20.9  1%  13  17.5  6%  B777  2  1.8  11%  -  -  -  B787  5  2.2  19%  1  1.9  3%  Total  81  6.1  100%  96  8.0  100%  Significant Improvement in asset mix  Only 757s remaining.

ACQUISITION STRATEGY

- Annual growth target of $750 million
- Principally through sale and leasebacks
  - BBAM's area of expertise for nearly 30 years
  - BBAM's global reach provides advantage
- Opportunistic secondary market purchases
- Each transaction can be evaluated prior to commitment
  - Actual aircraft cost, lessee credit, lease terms
  - Availability and terms of financing

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FLY Leasing

Executing on Fleet Growth  Attractive Acquisition Pipeline        $750 million Annual Target $459 million acquired and identified in 2017 • Additional $40+ million identified for 2018  Young, Popular Aircraft11 aircraft including two B737-8 MAXs • 2 year average age • 9.7 year remaining lease term  Positive Financial Impact$51 million additional rental revenue • $16 million of pre-tax income annually  Ample Capacity Over $2 billion of additional buying power

 Historic Sales track record  Historical Aircraft Sales    2013  2014  2015  2016  Aircraft Sold  10  8  44  27  Average Age (years)  14  13  13  14  Total Gains (in millions)  $5.4  $14.8  $29.0  $24.5  2016 Sales: 27 aircraft, average age of 14 years Average remaining lease term of three years Principally older, less profitableGain of $24.5 million (4.5% premium to net book value)Additional $2.7 million gain on conversion to finance lease

 Share repurchase update  Repurchased 3.3 million shares for $43.4 million in 2017 as of August 30, 201710% of FLY’s shares repurchased in 2017Average price per share of $13.25 in 201731% discount to Q2 NBV per share$23 million remaining in share repurchase program

 Conservative Fleet Growth and Financing • Potential for Increased EPS and NBV per Share   Attractive Investment with Upside   6.1 Year Average Age • 6.8 Year Average Lease Term  Young Fleet, Long Leases  Ample Liquidity • Unencumbered Aircraft • Long Debt Maturities • Over $2 Billion Capacity  Balance Sheet Capacity  Ongoing Fleet Additions • Significant Share Repurchases • Reducing Interest Costs  Focus on Growth and Efficiency  Well Positioned to add value appendices

 Capital structure & liquidity summary   Weighted average debt maturity of 6.2 years  Represents the contractual interest rates and effect of derivative instruments and excludes the amortization of debt discounts and debt issuance costs.Represents the ratio of total debt, less unrestricted cash and cash equivalents, divided by shareholders’ equity.

 remarketing overview  Aircraft Remarketing Requirements  Next remarketing requirement is in December 2017  (# of aircraft)  % of NBV(1)  1.0%  4.1%  10.1%  7.4%  Net book values as of June 30, 2017.

 Diverse group of global lessees  Note: Sums may not foot due to rounding.Net book values as of June 30, 2017.  Lessee  Country  % of NBV(1)    India  12%    Ethiopia  11%    Philippines  9%    Spain  4%    India  4%    France  4%    India  3%    USA  3%    Chile  3%    China  3%  Top 10 Lessees    55%  Region  % of NBV(1)  Asia & South Pacific  45%  Europe  29%  Middle East & Africa  13%  North America  7%  Mexico, Central & South America  6%  Total  100%

   2013  2014  2015  2016  1H 2017  Aircraft Acquired  14  22  10  10  5  Average Age when Acquired (years)  2  3  2  3  <1  Total Acquisition Costs (in millions)  $642  $952  $615  $559  $290  Historic ACQUISITION track Record  Historical Aircraft Acquisitions  Ample liquidity:$840 million in cash and unencumbered assets to invest in younger aircraft$178 million of remaining capacity in warehouse facility